December 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rezolute, Inc. (the "Company")

Registration Statement on Form S-3

File No. 333-251498

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on January 6, 2021, or as soon thereafter as is practicable.

Very truly yours,

REZOLUTE, INC.

By:	/s/ Nevan Elam
Name: Nevan Elam
Title: Chief Executive Officer